São Paulo (SP), April 23, 2014.

BRAZILIAN SECURITIES AND EXCHANGE COMMISSION - CVM
Head of Corporate Relations
Rio de Janeiro - RJ

Dear Sirs,

Reference:	ITAÚ UNIBANCO HOLDING S.A.
EXTRAORDINARY GENERAL MEETINGS
AND ANNUAL GENERAL MEETING OF APRIL 23, 2014

I. Pursuant to the provisions of CVM Instruction 480/2009, Article 21, subsection IX and Article 30, subsection III, we would like to notify you of the summary of resolutions adopted by the aforementioned Meetings:

Extraordinary General Meeting held at 3:00 p.m.:.

The Itaú Unibanco Stock Options Plan was amended to introduce an exception to the rule which restricts the encumbrance, by the beneficiaries of partners stock options of the underlying shares to their investment, this restriction being lifted only in cases for guaranteeing loans from third party banks for the  acquisition of these shares;

Extraordinary General Meeting held at 3:05 p.m.

Amended the Corporate Bylaws in order to (i) simplify the wording on the approval of the aggregate compensation of the management so that the Meeting approves the total aggregate compensation, (ii) adjust and improve the wording on the composition of the Audit Committee, eliminating the obligation of the President of the Committee to be a member of the Board of Directors, (iii) simplify the wording on the term of office of the Audit Committee, maintaining only the maximum term of 5 (five) years, irrespective of the number of reappointments, and (iv)  improve the provisions with respect to representation of the Company by proxy holders and to clarify the rules on the granting of a power of attorney to a single proxy holder; and consolidated the wording of the Corporate Bylaws;

Annual General Meeting held at 3:10 p.m.

1. Approved the account statements for fiscal year 2013 and the allocation of the net income for the fiscal year;
2. Elected the members of the Board of Directors and the Fiscal Council for the next annual term of office;
3. Approved the amount for the aggregate compensation of the members of the Board of Directors and the Board of Executive Officers as well as the compensation of the Fiscal Council.

Extraordinary General Meeting held at 3:15 p.m.

1. Approved the increase of the subscribed and paid in capital stock in the amount of R$ 15,000,000,000.00, this increasing from R$ 60,000,000,000.00 to R$ 75,000,000,000.00, through the capitalization of amounts posted to the Revenue Reserves – Company’s Statutory Reserve with a 10% bonus in shares of the Company;

•
considering that these resolutions are contingent on the approval of the Central Bank of Brazil, the Company’s shares will continue to be traded with bonus rights until the baseline date to be announced in due course in a Notice to Stockholders, this also containing the date of inclusion of the new shares in the stockholders position and the information on the sale of bonus share fractions and respective credit to stockholders;

•
simultaneously with the operation in the Brazilian Market and in the same proportion, the securities traded in the United States Market (ADR – American Depositary Receipt) and in the Argentine Market (CEDEAR – Argentine Certificate of Deposit) will also receive bonus shares;

2.  Increased the authorized capital limit up to 7,260,000,000 shares proportional to the share bonus issue;

3.   Amended the Corporate Bylaws to reflect the new composition of the capital stock and to detail the new authorized capital limits, the text of the Bylaws being consolidated accordingly.

II. The minutes of the Meetings shall be submitted via the IPE system – Periodic and Eventual Information within the established timeframe in Article 21, subsection X and Article 30, subsection IV of the aforementioned Instruction.

Sincerely,

ITAÚ UNIBANCO HOLDING S.A.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer

cc:
- BM&FBOVESPA S.A. BOLSA DE VALORES, MERCADORIAS E FUTUROS
Corporate Relations Coordination (Coordenadoria de Relações com Empresas)